

June 3, 2025

Christopher Neczypor
Executive Vice President and Chief Financial Officer
Lincoln National Corporation
150 N. Radnor-Chester Road
Suite A305
Radnor, PA 19087

> **Re: Lincoln National Corporation**
> **Form 10-K for the Fiscal Year Ended December 31, 2024**
> **File No. 001-06028**

Dear Christopher Neczypor:

We have limited our review of your filing to the financial statements and related disclosures and have the following comments.

Please respond to this letter within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe a comment applies to your facts and circumstances, please tell us why in your response.

After reviewing your response to this letter, we may have additional comments.

Form 10-K for the Fiscal Year Ended December 31, 2024
Results of Consolidated Operations, page 55

1. We note your presentation here and elsewhere of an adjustment for net annuity product features, pre-tax as part of your reconciliation. We note that this adjustment is defined on page 205 and appears to be comprised of multiple items. Please revise your disclosures in future filings to provide additional details and quantification of the individual components that comprise this adjustment. To the extent that it is also presented as an adjustment for a non-GAAP measure (e.g., as part of your definition of Adjusted Income in earnings releases on Form 8-K), provide clear disclosure explaining why management believes the exclusion of the net annuity product features is meaningful and provides useful information to investors regarding the registrant's financial condition and results of operations.

Notes to Consolidated Financial Statements
10. Separate Accounts, page 162

2.   We note your disclosure showing Mutual funds and collective investment trusts as the majority investment category within separate accounts. In future filings and where appropriate, please revise your disclosure to show mutual funds and collective investment trusts by investment objective or other meaningful groupings. Refer to ASC 944-80-55-17 Example 3.

12. Future contract Benefits, page 167

3.   We note your presentation of the "effect of actual variances from expected experience" within your summaries of changes in the present values of expected net premiums for LFPB on page 168, Group Protection on page 170, and UL and Other on page 171. To the extent material, please revise your disclosure in future filings to include a comparison and discussion of actual experience attributable to each of mortality, morbidity and lapses compared to what was expected for the period. For example, to the extent that there are significant favorable and/or unfavorable offsetting impacts associated with each assumption, consider quantifying or providing accompanying information to further discuss those effects of actual experience versus expected.

        In closing, we remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

        Please contact Lory Empie at 202-551-3714 or Robert Klein at 202-551-3847 with any questions.

                                                Sincerely,

                                                Division of Corporation Finance
                                                Office of Finance

cc: Nancy Smith